EXHIBIT 1
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For immediate release                                               4 March 2005

                              WPP Group plc ("WPP")

WPP announces that the acquisition of Grey Global Group, Inc. ("Grey") was approved by Grey's stockholders on 3 March 2005. The acquisition is now expected to complete on 7 March 2005.

Based on the number of Grey shares outstanding as of 3 March 2005, WPP expects to issue approximately 77,882,211 new WPP ordinary shares and to pay approximately $719,900,000 in cash as consideration for the Grey shares in accordance with the terms of the acquisition.

Admission of the new WPP ordinary shares to listing on the Official List and to trading on the London Stock Exchange is expected to become effective at 8.00 am U.K. time on 8th March 2005.

WPP expects to announce the results of the elections received from Grey stockholders and of the proration on or about 11 March 2005.

Approximately 6,717,993 additional WPP ordinary shares will be issuable after completion upon the exercise of options and the vesting of other equity awards outstanding as of 3 March 2005 under Grey's existing incentive plans.

WPP expects to announce the total number of WPP shares issuable and the aggregate amount of cash payable upon conversion of Grey's 5% Contingent Convertible Subordinated Debentures due 2013 on or about 11 March 2005.

At the close of business on 3 March 2005, Grey had received consents from holders of 96% of the $150 million of outstanding principal amount of the Debentures under Grey's consent solicitation, which expires at 5:00 pm New York City time on 4 March 2005. Consenting debenture holders will be entitled to receive a consent fee of $23.33 per $1,000 of Debentures after completion.

Contact:
Feona McEwan, WPP London        44-20 7408 2204
www.wpp.com